EXHIBIT 99.1 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Xos, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of August 26, 2025. EMERALD GREEN TRUST By: /s/ Sarah Bardo Name: Sarah Bardo Title: Trustee /s/ Sarah Bardo Sarah Bardo /s/ Shane Semler Shane Semler